Mail Stop 3561

May 9, 2008

By U.S. mail and facsimile

Ms. Margaret Feeney
Chief Financial Officer
Cache, Inc.
1440 Broadway, 5th Floor
New York, NY 10018

> **Re:**   **Cache, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed March 13, 2008**
> **File No. 000-10345**

Dear Ms. Feeney:

We have reviewed your response letter dated May 1, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note in your responses to comments 1, 3-6, and 8 of our letter dated April 17, 2008, that you requested to comply with the comments in future filings. Please provide us with the disclosure that you intend to include in future filings to aid us in our consideration of your requests.

<u>Acquisition of Adrienne Victoria Designs, Inc., page F-17</u>

2.   We note your response to comment number 9 of our letter dated April 17, 2008. Paragraph 9 and footnote 4 of SFAS 141 refers to the guidance in EITF 98-3 in determining whether an asset group constitutes a business. Please provide us your analysis as to whether net assets you acquired from AVD constitute a business under the guidance provided by EITF 98-3.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief
                                        Accountant
                                        Office of Beverages, Apparel
                                        and Health Care Services